Exhibit 99.1

NEWS
93 West Main Street, Clinton, CT 06413

Connecticut Water Service, Inc. Reports 2011 and Fourth Quarter Earnings
Earnings Total $1.31 per Share – an increase of 14.9% over 2010
Maine acquisition closed January 2012

Clinton, Connecticut, March 13, 2011 – Connecticut Water Service, Inc. (NASDAQ GS: CTWS) announced net income of $11.3 million and earnings per basic average share (EPS) of $1.31 for 2011, compared to net income of $9.8 million and EPS of $1.14 for 2010. In 2011, total revenue grew to $75.6 million from $72.8 million in 2010, an increase of $2.8 million, or 3.8%. Total revenue includes all revenues generated by the Company’s three business segments: Water Activities, Services and Rentals, and Real Estate.
In 2011, income in the Water Activities segment, the Company’s principal business, grew by approximately $1.4 million to $10.1 million from $8.7 million in 2010, an increase of 16.1%. The gain was largely attributable to increased revenue through a rate increase of 13% that became effective in July 2010, and reduced Operations and Maintenance expenses. The Services and Rental segment contributed 12 cents per share, which is a slight increase over 2010 performance.

2011 Operating Results
Water production was down 4.9% in the year, in large part due to the difference in weather from 2010 and associated changes in customers’ usage.  Weather records going back to 1895 show that in 2011 Connecticut had the wettest year on record with 136% of normal precipitation.
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Eric W. Thornburg, Chairman, President and Chief Executive Officer, of Connecticut Water said “Our team is pleased that we were able to deliver solid results for the year considering the challenges we overcame including the wettest year since 1895.” Mr. Thornburg added, “I am extremely proud of my colleagues here at Connecticut Water who weathered the extended power outages caused by Tropical Storm Irene and the October Nor’easter Alfred, which impacted more than 100 of our facilities, and were able to provide safe and reliable water service to virtually 100% of our customers.

With the Company’s continued cost containment efforts, Operations and Maintenance expense decreased $443,000.  Depreciation expense increased in 2011 reflecting the continued investment in infrastructure throughout the regulated operations and information technology improvements.  Income tax expense increased due to higher taxable income.

Fourth Quarter Results
In the fourth quarter of 2011, the Company reported net income of $1.8 million and basic EPS of $0.21. During the same period in 2010, the company reported net income of $1.8 million and basic EPS of $0.20. Total revenue for the quarter was $17.0 million, which is a decrease from $17.4 million in the same quarter of 2010. The decrease in total revenue is attributable to a slight weather related decrease in water production during the fourth quarter, especially in October.
In the quarter, Operations and Maintenance costs decreased 2.9%, or approximately $200,000, to $8.2 million in 2011 due in part to a $533,000 decrease in labor, pension and post-retirement medical costs compared to 2010.

Acquisition
The 2011 results do not include any benefit from the acquisition of Aqua Maine from Aqua America on January 1, 2012, which was renamed The Maine Water Company. Maine Water serves about 16,000 customers, or 48,000 people, across the state of Maine. Connecticut Water purchased all of the capital stock of Aqua Maine, Inc. for an aggregate cash purchase price of approximately $35.8 million, subject to certain closing adjustments, plus assumption of approximately $17.7 million of long-term debt as of December 31, 2010.
Mr. Thornburg stated at the time of the closing, “The Company now has a platform to grow in New England and along the east coast.” He stated, “Connecticut Water and Maine Water share a common culture that is based on serving customers, communities and employees while honoring commitments to shareholders.”
Connecticut Water Service, Inc. is the largest publicly traded water company based in New England. Through its wholly-owned public water utility subsidiaries, The Connecticut Water Company and The Maine Water Company, the Company provides drinking water to 106,000 customers, or about 350,000 people, throughout the states of Connecticut and Maine.
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Connecticut Water Service, Inc. & Subsidiaries

Connecticut Water Service, Inc. & Subsidiaries

Condensed Consolidated Statements of Income (unaudited)

(In thousands except per share amounts)	December 31, 2011	December 31, 2010

Operating Revenues	$69,402	$66,408
Other Water Activities Revenues	1,490	1,345
Real Estate Revenues	--	--
Service and Rentals Revenues	4,682	5,074
Total Revenues	$75,574	$72,827
Organizational Review	$--	$786
Total Operating Expenses	$53,842	$52,573
Other Utility Income, Net of Taxes	$847	$742
Total Utility Operating Income	$16,407	$14,577
Gain on Property Transactions, Net of Taxes	$176	$230
Non-Water Sales Earnings (Services and Rentals), Net of Taxes	$1,001	$899
Net Income	$11,300	$9,798
Net Income Applicable to Common Shareholders	$11,262	$9,760
Basic Earnings Per Average Common Share	$1.31	$1.14
Diluted Earnings Per Average Common Share	$1.29	$1.13
Basic Weighted Average Common Shares Outstanding	8,610	8,532
Diluted Weighted Average Common Shares Outstanding	8,720	8,633
Book Value Per Share	$13.50	$13.05

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)	December 31, 2011	December 31, 2010

ASSETS
Net Utility Plant	$360,027	$344,219
Current Assets	18,881	20,428
Other Assets	85,923	59,552

Total Assets	$464,831	$424,199

CAPITALIZATION AND LIABILITIES
Shareholders’ Equity	$118,189	$113,191
Preferred Stock	772	772
Long-Term Debt	135,256	111,675
Current Liabilities	30,428	35,102
Other Liabilities and Deferred Credits	180,186	163,459
Total Capitalization and Liabilities	$464,831	$424,199

News media contact:

Daniel J. Meaney, APR
Director of Corporate Communications
Connecticut Water Service, Inc.
93 West Main Street, Clinton, CT 06413-1600
(860) 669 8630 Ext. 3016

This news release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s results of operations, financial position, and long-term strategy. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties discussed in our filings with the Securities and Exchange Commission, which could cause the Company’s actual results to differ materially from expected results. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.